Exhibit 99.2

Galapagos Announces Nomination of Gino Santini to its Board of Directors

Subject to his election by shareholders, the Board intends to appoint Mr. Santini as Chair, succeeding Jérôme Contamine

Mr. Santini will bring extensive corporate governance, business development and industry leadership experience to the Board

Mechelen, Belgium; March 26, 2026, 21:02 CET — Galapagos NV (Euronext & NASDAQ: GLPG), today announced the proposed appointment of Gino Santini as a Non-Executive Independent Director, with the intention to appoint him as Chair of its Board of Directors, subject to shareholder approval at the Annual Shareholders ’Meeting (AGM) on April 28, 2026.

If elected, Gino Santini will replace current Director and Chair Jérôme Contamine, whose mandate as a member of the Board of Directors ends immediately after the AGM on April 28, 2026.

“We are delighted to propose Gino for election to our Board of Directors,” said Henry Gosebruch, CEO and Executive Director of Galapagos. “His extensive operational, strategic and business development expertise shaped by global leadership in our sector will be invaluable as we execute on our strategy to deliver meaningful patient impact and sustainable shareholder returns.”

Gosebruch continued: “I would also like to sincerely thank Jérôme for his leadership throughout this transformative period for Galapagos. His guidance and steadfast support through the strategic review and implementation of the company’s reinvention have been instrumental in positioning Galapagos for its next phase of growth and value creation. He has been a great partner and provided valuable insights.”

“It has been an honor to serve as an Independent Director and Chair during a transformative period for Galapagos, supporting disciplined decision-making, strengthening governance and helping prepare the company for its next chapter of long-term value creation,” said Jérôme Contamine, outgoing Chair of the Board of Galapagos. “I am confident that, with a strong foundation now in place for the company’s next phase and my mandate coming to an end, this is the right time to transition the Chair role. I look forward to seeing Galapagos build on this momentum under Gino’s and Henry’s leadership and achieve further success in the years ahead.”

Biography

Gino Santini is an experienced board leader with over a decade of governance expertise across global public and private companies. Following a 27-year career at Eli Lilly, where he served as President of US Operations and as Senior Vice President of Corporate Strategy and Business Development, and led major acquisitions, he has advised and directed numerous pharmaceutical, biotech, and venture-backed organizations. With expertise in M&A, commercial partnerships, and board governance, he brings deep strategic and operational insight. He holds a Mechanical Engineering degree from the University of Bologna and an MBA from the University of Rochester.

About Galapagos

Galapagos is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Galapagos prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit www.glpg.com or follow us on LinkedIn or X.

For further information, contact Galapagos:

Investor Relations & Media

Sherri Spear

+1 412 522 6418

ir@glpg.com

Forward-looking statements

This press release may include forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “long-term,” and “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the appointment of a new director and Chair of the Board, the transition of the Chair role, the associated transformative opportunities, the expected benefits associated with the changes to our Board, and our ability to deliver meaningful impact for patients and sustainable value for shareholders. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from the appointment of the new director and Chair. A further list and description of these risks, uncertainties and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.

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